UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-07155
CUSIP Number: 74955W307
(Check One): ☒ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR
For Period ended:           December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period ended __________________
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________
________________________________________________

PART I
REGISTRANT INFORMATION
Full Name of Registrant                     R.H. Donnelley Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number)                     1001 Winstead Drive
City, State and Zip Code                     Cary, North Carolina 27513
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q of subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
KPMG LLP, (KPMG) R.H. Donnelley Corporation’s (the “Company”) independent registered public accounting firm is currently in the process of finalizing their year end audit work for 2007. Because this audit is not yet complete, the Company is not in a position to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 by February 29, 2008. The Company’s Annual Report on
Form 10-K will be filed as soon as practicable, and in any event no later than the fifteenth calendar day following the prescribed due date. The Company cannot eliminate the reasons causing the inability to timely file without unreasonable effort or expense. KPMG’s statement required by Rule 12b-25(c) is attached hereto as Exhibit 99.1.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Steven M. Blondy	(919)	297-1600

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     ☒ Yes            ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     ☒ Yes            ☐ No
     The Company presently expects that the statement of operations to be included in the Annual Report on Form 10-K for the year ended December 31, 2007 will reflect significant changes in operations from the prior year consistent with the comparative results of operations disclosed in the schedules to the Company’s earnings release included in our Form 8-K filed with the Commission on February 28, 2008.
R.H. Donnelley Corporation

(Name of Registrant as Specified in Charter)
     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 29, 2008	By	/s/ Steven M. Blondy

Name: Steven M. Blondy Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX
99.1            Statement from KPMG LLP required by Rule 12b-25(c) dated February 29, 2008